1. Name and Address of Reporting Person
   PALM, JULIA D.
   251 Ballardvale Street
   Wilmington, MA 01887
   USA
2. Issuer Name and Ticker or Trading Symbol
   Charles River Laboratories Int'l., Inc (CRL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2002 R1
5. If Amendment, Date of Original (Month/Day/Year)
   08/29/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       08/01/2002 M             5300        A      $5.3300                     D
Common Stock                       08/01/2002 S <F1>        -5300       D      $37.2168                    D
Common Stock                       08/05/2002 S             -10000      D      $35.7706                    D
Common Stock                       08/06/2002 M             2933        A      $16.0000                    D
Common Stock                       08/06/2002 S             -2933       D      $35.7199                    D
Common Stock                       08/27/2002 M             5800        A      $31.9700                    D
Common Stock                       08/27/2002 S             -5800       D      $39.1983   2569             D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $5.33    08/01/2002 M               5300  12/31/2000 09/29/2009 Common  5300     $5.3300    52506    D
(Right to buy)                                                                 Stock
Stock Options  $16      08/06/2002 M               2933  06/23/2001 06/23/2010 Common  2933     $16.0000   2934     D
(Right to buy)                                                                 Stock
Stock Options  $31.97   08/27/2002 M               5800  08/01/2002 08/01/2011 Common  5800     $31.9700   11600    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
This trade occured pursuant to a 10b5-1 Trading Plan.

SIGNATURE OF REPORTING PERSON
/s/ JULIA D. PALM

DATE
09/04/2002